UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER'S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number  333-127853

ARCELOR BRASIL S.A., formerly Companhia Siderúrgica Belgo-Mineira

(Exact name of registrant as specified in its charter)

Av. Carandaí 1.115, 26° andar, 30130-915

Belo Horizonte, MG, Brazil

+55-31-3219-1348

(Address, including zip code, and telephone number, including area code,

of registrant's principal executive offices)

Common shares

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐ (for equity securities) Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(d) ☐ (for successor registrants) Rule 12h-6(i) ☒ (for prior Form 15 filers)

PART I

ITEM 1. EXCHANGE ACT REPORTING HISTORY

Not applicable.

ITEM 2. RECENT UNITED STATES MARKET ACTIVITY

Not applicable.

ITEM 3. FOREIGN LISTING AND PRIMARY TRADING MARKET

A. The primary trading market for the common shares of Arcelor Brasil S.A. (“Arcelor Brasil” or the “Company”) is Brazil, where the Company’s common shares are listed on the São Paulo Stock Exchange (Bolsa de Valores de São Paulo), or BOVESPA.

B. The Company’s common shares were first listed on the BOVESPA under its previous name of Companhia Siderúrgica Belgo-Mineira on December 19, 1969. The Company’s common shares have been listed on the BOVESPA for at least the 12 months preceding the filing of this Form.

C. For the 12-month period from May 1, 2006 to April 30, 2007, at least 99% of the trading volume in the Company’s common shares occurred in Brazil on the BOVESPA. No trading volume information for any jurisdiction outside Brazil was available for such 12-month period from Bloomberg, Lexis-Nexis, Yahoo, or www.pinksheets.com and Arcelor Brasil does not otherwise have any information regarding trading volume outside Brazil. A representative of the National Association of Securities Dealers has confirmed that there is no U.S. ticker symbol for Arcelor Brasil. As a result, there is no reporting of U.S. over-the-counter trading of Arcelor Brasil equity securities pursuant to NASD Manual Rule 6600 et. seq.

Non-Brazilian investors in Arcelor Brasil shares can obtain tax advantages under Brazilian tax law by acquiring the shares pursuant to Resolution No. 2,689 of the Brazilian National Monetary Council. Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on Brazilian stock exchanges or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through a private transaction.

ITEM 4. COMPARATIVE TRADING VOLUME DATA

Not applicable.

ITEM 5. ALTERNATIVE RECORD HOLDER INFORMATION

As of March 28, 2007, 92 record holders of the Company’s common shares were United States residents. This information has been provided by the Brazilian Clearing and Depositary Corporation (Companhia Brasileira de Liquidação e Custódia), or CBLC, and by Banco Itaú S.A.

ITEM 6. DEBT SECURITIES

Not applicable.

ITEM 7. NOTICE REQUIREMENT

Not applicable.

ITEM 8. PRIOR FORM 15 FILERS

The company filed Form 15 to suspend its reporting obligations under section 15(d) of the Securities Exchange Act of 1934 regarding its common shares pursuant to rule 12h-3 on February 17, 2006.

PART II

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ITEM 9. RULE 12g3-2(b) EXEMPTION

The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its website at www.arcelor.com/br/.

PART III

ITEM 10. EXHIBITS

Not applicable.

ITEM 11. UNDERTAKINGS

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1) The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2) Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3) It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Arcelor Brasil S.A. has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Arcelor Brasil certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ARCELOR BRASIL S.A.

By: _/s/ JOSE ARMANDO DE FIGUEIREDO CAMPOS

Name: Jose Armando de Figueiredo Campos

Title: CEO and Director of Investor Relations

By: __/s/ CARLO PANUNZI_____

Name: Carlo Panunzi

Title: Executive Vice President

Dated: June 4, 2007

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